APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

KODA VALLEJO, LLC

Consolidated Financial Statements as of May 23, 2023



NATIONWIDE TAX PROS

Nationwide Tax Pros Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the USA and are considered to present fairly the financial position, operating results, and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

The accompanying financial statements of Koda Vallejo, LLC as of May 23, 2023, were not subjected to an audit, review, or compilation engagement by me and I do not express an opinion, a conclusion, nor provide any assurance on them.

Alia Malik

Alia Malik, E.A.
Lic # 00130410-EA

120-18 101 AVE, S. RICHMOND HILL, NY 11419
T (888) 800-1314 / WWW.NWTAXESUS.COM

NATIONWIDE TAX PROS

KODA VALLEJO, LLC
Income Statement
For the Period February 07, 2023 to May 23, 2023

Sales

Total Revenue: $0.00

General, Selling, and Administrative Expenses

Total Expenses: $0.00

Tax Considerations

Profit Before Income Tax: $0.00
Income Tax: $0.00

PROFIT AFTER TAXES (LOSS): $0.00

NATIONWIDE TAX PROS

KODA VALLEJO, LLC
Balance Sheet
Statement of Financial Position as of May 23, 2023

ASSETS

TOTAL ASSETS: $0.00

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Total Liabilities: $0.00

Members' Equity: $0.00

TOTAL LIABILITY and MEMBERS' EQUITY: $0